Clear Street Markets LLC

SEC # 8-68977
CRD # 159283

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

As of December 31, 2020

**This report is deemed PUBLIC in accordance with Rule 17a-5(d)
under the Securities Exchange Act of 1934**



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Clear Street Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Clear Street Markets LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
March 1, 2021

THE POWER OF BEING UNDERSTOOD
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Clear Street Markets LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 3,564,398
Financial instruments owned, at fair value	483,501,922
Receivable from broker-dealers and clearing organizations	3,604,599
Other assets	892,686
Total Assets	**$ 491,563,605**

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$ 395,837,265
Payable to broker-dealers and clearing organizations	46,048,153
Accounts payable and accrued liabilities	8,299,661
Total liabilities	$ 450,185,079
Equity	
Member's Equity	41,378,526
Total Liabilities and Equity	**$ 491,563,605**

`

The accompanying notes are an integral part of this statement of financial condition.

Clear Street Markets LLC
Notes to Statement of Financial Condition
December 31, 2020`

1. **Organization and Description of Business**

Clear Street Markets LLC, ("the Company"), is a limited liability company organized in the state of Delaware. The Company's sole Class A member is Clear Street LLC ("CS LLC").

The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company, founded in 2011 and headquartered in New York, is a proprietary trading firm and broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and maintains memberships at most principal United States exchanges including the New York Stock Exchange ("NYSE"), the NASDAQ Stock Exchange and the Chicago Board Options Exchange ("Cboe"). The Company's designated self-regulatory organization is Cboe.

CS LLC is also headquartered in New York and is a broker-dealer registered with the SEC, the Municipal Securities Rulemaking Board ("MSRB") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). CS LLC has clearing memberships with principal stock exchanges in the United States, including the NYSE and The Nasdaq Stock Market ('NASDAQ") among others. CS LLC is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). CS LLC's primary designated self-regulatory organization is FINRA.

The Company does not execute or clear securities transactions for customers. Accordingly, the Company claims an Exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading.

In December 2020, the Company completed a corporate reorganization whereby Clear Street Capital LLC, which had previously been the Sole Class B member of both the Company and CS LLC was merged into Clear Street Holdings LLC ("Holdings"). Coincidental to the reorganization, the Class B interests were retired leaving CS LLC as the sole member of the Company and CS Holdings as the sole member of CS LLC. As both the Company and CS LLC are entities under common control, the accompanying Statement of Financial Condition is presented as if the reorganization occurred on January 1, 2020, the beginning of the period presented.

Clear Street Markets LLC
Notes to Statement of Financial Condition
December 31, 2020`

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Receivable from/Payable to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. At December 31, 2020, Receivables from and Payables to broker-dealers and clearing organizations primarily represent amounts due to or from prime brokers in relation to the Company's trading activity.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value.

Clear Street Markets LLC
Notes to Statement of Financial Condition
December 31, 2020`

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options.. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Exchange Memberships

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company reviews the carrying value compared to the fair value of Exchange memberships

on an annual basis to determine impairment. The Company's exchange memberships are included in Other assets in the Statement of Financial Condition.

Income Taxes

The Company is a limited liability company and therefore no provision is made in these financial statements for federal, state or local income taxes as such liabilities are the responsibility of the member.

New Accounting Pronouncements

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as Receivables from broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial statements.

3. **Receivables from and Payables to Broker-Dealers and Clearing Organizations**

Receivables from and Payables to broker-dealers and clearing organizations at December 31, 2020 consist of amounts due to and from prime brokers.

4. **Fair Value**

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2: *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options, are valued based on quoted prices from the primary exchange, and are classified as Level 1 securities in the fair value hierarchy. Corporate bonds are value based on recently executed transactions or market quotations, and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company, and are generally categorized

Clear Street Markets LLC
Notes to Statement of Financial Condition
December 31, 2020`

as Level 3 in the fair value hierarchy. As of December 31, 2020, the Company held no financial instruments whose values were estimated by the Company.

Financial instruments owned and Financial instruments sold, not yet purchased consist of trading and investment securities reported at fair values, as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 417,442,217	$ -	$ -	$ 417,442,217
Corporate bonds	-	1,232,337	-	1,232,337
Listed equity options	64,827,368	-	-	64,827,368
Total Financial instruments owned	482,269,585	1,232,337	-	483,501,922
Total Assets	$ 482,269,585	$ 1,232,337	$ -	$ 483,501,922
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 136,207,460	$ -	$ -	$ 136,207,460
Corporate bonds	-	4,500,785	-	4,500,785
Listed equity options	255,129,020	-	-	255,129,020
Total Financial instruments sold, not yet purchased	391,336,480	4,500,785	-	395,837,265
Total Liabilities	$ 391,336,480	$ 4,500,785	$ -	$ 395,837,265

5. Derivative Instruments

The fair value of the Company's derivative instruments not designated as hedging instruments on a gross basis consisted of the following at December 31, 2020:

Derivative Assets	Financial Statement Location	Fair Value	Notional Value
Fixed income futures	Receivable from broker-dealers and clearing organizations	$ 3,125	$ 865,938
Listed equity options	Financial instruments owned	$ 64,827,368	$ 844,401,651

Derivative Liabilities	Financial Statement Location	Fair Value	Notional Value
Listed equity options	Financial instruments sold, not yet purchased	$ 255,129,020	$ 1,171,910,480

Amounts included in Receivable from broker-dealers and clearing organizations represents net variation margin on futures contracts and other deposits related to futures trading.

6. Financial Instruments and Off-Balance-Sheet Risk

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

Credit Risk

On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Measurement of Credit Losses on Financial instruments*, which modified the impairment model for measuring current expected credit losses (CECL) for financial assets and certain off-balance sheet items, including receivables from broker dealers and clearing organizations. The model includes an allowance account established to record estimated lifetime expected

credit loss, which is deducted from the amortized cost basis of the financial asset. The standard requires credit losses and credit loss estimates within the allowance account to be recognized on a timely basis, and to be based on historical information, current information, and reasonable and supportable forecasts of future events.

The Company evaluated the ASU guidelines, and determined its Receivables from broker-dealers and clearing organizations, to be materially low, and establishment of a reserve account for CECL to be unnecessary.

COVID-19 Risk

The economic uncertainty related to the outbreak of COVID-19 and the declaration of a pandemic by the World Health Organization in March 2020 has cast additional uncertainty on the assumptions used by management in making its judgments and estimates. In response to the economic conditions caused by the pandemic, governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize the economy. The duration and impact of the COVID-19 outbreak and the efficacy of the government and central bank interventions is unknown at this time. Accordingly, it is not possible to reliably estimate the length and severity of these developments and the impact that the COVID-19 pandemic will have on the financial results and condition of the Company in future periods.

7. **Related Party Transactions**

The Company has a management and an expense sharing agreement with Clear Street Management LLC ("CS Management") which is a member of Holdings. The Company shares office space in New York with CS Management and its subsidiary entities. CS Management also provides payroll and administrative services to the Company. At December 31, 2020, included in Accounts payable and accrued liabilities was $34,773 payable to CS Management.

The Company maintains a consulting and service agreement with Clear Street Technologies LLC ("CS Tech") for technology infrastructure and support. CS Tech is under common control with the Company through Holdings which is the parent for both. At December 31, 2020, included in Accounts payable and accrued liabilities was $168,212 payable to CS Tech.

In the ordinary course of business, the Company also interacts with two other affiliated entities under common control for various services. At December 31, 2020, included in Accounts payable and accrued liabilities was $5,268 payable to one of these related parties.

The Company clears a portion of its business through CS LLC on a fully disclosed basis. At December 31, 2020, included in Payable to broker-dealers and clearing organizations was $1,882,012 payable to CS LLC.

Clear Street Markets LLC
Notes to Statement of Financial Condition
December 31, 2020`

8. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities the Company makes markets in to a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2020, the Company had net capital of $25,181,621, which was $24,181,621 in excess of its required net capital of $1,000,000.

9. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through March 1, 2021, the date of the issuance of these financial statements. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2020.